May 1, 2015

VIA EDGAR

Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:  Egalet Corporation

Registration Statement on Form S-3 (File No. 333-202807)

Dear Mr. Riedler:

On behalf of Egalet Corporation (the “Company”), set forth below is the Company’s response to the comment letter provided by the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company in a letter dated March 19, 2015, regarding the Company’s Registration Statement on Form S-3 (File No. 333-202807 (the “Registration Statement”)).

For your convenience, the Staff’s comments are numbered and presented in bold-faced type below, and each comment is followed by the Company’s proposed response.

General

1.                                      We note that your registration statement incorporates by reference your Form 10-K for the fiscal year ended December 31, 2014, which incorporates by reference part III information from a proxy statement that has not yet been filed. Please amend your Form 10-K to include executive compensation information for the fiscal year ended December 31, 2014 or file your proxy statement including such information. Alternatively, please amend your registration statement to include such information. We refer you to Question 123.01 of the Securities Act Forms Compliance and Disclosure Interpretations for more information.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it filed its definitive proxy statement (the “Proxy Statement”) with the Commission on April 28, 2015. The information that is required by Part III of the Form 10-K is included in the Proxy Statement.

* * * * * * *

If you have any questions, or if you require additional information, please do not hesitate to contact me at (212) 698-3616.

Sincerely,

/s/ David S. Rosenthal

David S. Rosenthal

Cc:	Alla Berenshteyn
Bryan J. Pitko

Robert S. Radie
Stan Musial
Egalet Corporation